

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 28, 2012

Via E-Mail

Peter D. Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Suite 3800
Milwaukee, Wisconsin 53202

> **RE: Pro-Dex, Inc.**
> **Definitive Additional Materials filed by AO Partners I, L.P. et. al.**
> **Filed on December 20 and 21, 2012**
> **File No. 000-14942**

Dear Mr. Fetzer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Definitive Additional Materials filed December 20, 2012

1.   Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally the factual foundation for such assertions. In this regard, please note that the factual foundation for such assertions must be reasonable. See Exchange Act Rule 14a-9. We note, for example:

   • your statement that your interest is aligned with ALL shareholders (emphasis in original) suggests the current board's interests are not aligned in that manner. We also note similar statements in the second paragraph above the heading captioned "Independence and Qualifications of our Nominees";

   • your statement that "[t]he only way to turn around the company is to ensure that there are new board members who will protect shareholders and move Pro-Dex in the right direction." This suggests the current board does not protect shareholders, is not moving Pro-Dex "in the right direction" and there is no other way for Pro-Dex to improve its financial position and results of operation;

   • your statements that your nominees "will seek to understand the company deeply" and that the "singular focus" of your nominees "will be running the company for the benefit of shareholders" (under the caption "Independence and Qualifications of our

Nominees). These statements imply that the current board does not attempt to understand the company and that it is not running the company for the benefit of shareholders;

- your statement that "corporate governance practices at Pro-Dex make it very difficult for them to cut the bloat" (under the caption "Enhance profitability . . ."); and

- the caption regarding the "Cultural shift to shareholder value creation" implies the current board does not seek to create shareholder value. We also note the statements under that caption implying that: (i) Pro-Dex is not "realistic" about its capabilities and does not spend its resources wisely; (ii) the company board nominees do not have the incentive and energy for board service; (iii) the current board has "grandiose thinking" and a "shareholder-unfriendly attitude"; (iv) Pro-Dex is not "realistic" about its corporate goals and capabilities; and (v) the current board does not watch over every dollar the company spends.

Sustained Share Price underperformance

2.   Please tell us, with a view toward clarified disclosure, how you selected the indices and "peers" in this chart. Also tell us how you determined that the companies you identify are "peers" of Pro-Dex given their size, revenues, market capitalization and industries in which they participate. Further, please also tell us how the component companies of the indices you mention are comparable to Pro-Dex.

Defaming our Nominee

3.   Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct, without a factual foundation.   We note specifically your statements here that the current Board's statements are "**ENTIRELY FALSE, DEFAMATORY AND HIGHLY MISLEADING.**" (emphasis in original). We note similar statements throughout this section, including those regarding the anger of the current board and its attempts to "sully" Mr. Swenson's reputation or otherwise "malign" his character. We note, however, that you do not seem to dispute the Board's assertion that the bankruptcy trustee sued Whitebox alleging that due to Mr. Swenson's position as a director and principal, a fraudulent transfer occurred as a result of a conflict of interest that was present during his negotiations with Mr. Petters. We also note that you do not appear to dispute the current Board's statement regarding the settlement of the trustee's claims. Given this, it is unclear how you can make the claims you make regarding the falsity of the Board's statements, or that they are defamatory and misleading.

Given Mr. Berthelot's Track Record . . .

4.   Please reconcile your statement here regarding a dismal track record of managing R&D related investment with your statement two paragraphs earlier that Pro-Dex "has always had balance, with real focus on IP and product development in partnership with its customers."

5.   Please support your statement in the second paragraph following the table regarding your nominees filling "important gaps that are missing on the incumbent board."

Enhance profitability . . .

6.   Clarify what you would do about the salaries you mention, given that you say you currently plan to not terminate anyone, the CEO and CFO have employment agreements and the effects of existing change of control provisions and/or severance arrangements. Please also clarify the specific nature of the reduction to "excess corporate overhead" you intend perform. If you do not yet know how you will reduce those expenses, please revise to state so directly.

7.   Please provide support for your statement that Mr. Cabillot has reduced the "being-public costs" of the public company he serves as a director and your statement that you can cut costs of being public to $50,000. Please also tell us, with a view toward revised disclosure, the identities of the "similar companies" you mention, how they were selected and the results of the benchmarking process you mention. Also tell us how you determined the costs to those companies of being public.

Expand into new markets . . .

8.   Please clarify and support your statement that Mr. Farrell has "been in the trenches" and "knows how to hit the right balance." Also support your statement regarding Mr. Swenson's "extensive contacts" in the dental market.

9.   Clarify how you will get sales, as you state in the first sentence, and what you mean by "work with" engineers to achieve the balance you note.

10.   Your caption mentions entering into new markets but your disclosure that follows does not mention any new markets. Instead, you refer to re-entering a market. Please revise to clarify.

Cultural shift . . .

11.   Please revise your statement that all of your nominees own significant amounts of stock given that Mr. Farrell owns only 1,000 shares of the company stock.

12.   We note your statement that you "very much dislike issuing stock options." Clarify affirmatively whether this means you will not issue any stock options.

13.   Please provide support for your statement that reducing board expenses by 90% will improve "gross margin" by 4-5%.

14.   We note your statement that "all communications with us and Alliance Advisors will not be shared with any party and will be held in strict confidentiality." Please re-confirm your understanding that all written soliciting materials, including any scripts, must be filed under cover of Schedule 14A.

Definitive Additional Materials filed December 21, 2012

15.   Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally the factual foundation for such assertions. In this regard, please note that the factual foundation for such assertions must be reasonable. See Exchange Act Rule 14a-9. We note, for example, the statement under the caption "Misaligned Executive Compensation" that "the incumbent Board has failed to look after the best interests of shareholders."

        Please direct any questions to Geoff Kruczek at (202) 551-3641 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers & Acquisitions